UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Waterdrop Inc.

(Name of Issuer)

Ordinary Shares, par value of $0.000005 per share

(Title of Class of Securities)

G94656 108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Peng Shen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person	5	Sole Voting Power 801,908,979 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 801,908,979 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 801,908,979 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 21.7%. See Item 4. *The voting power of the shares beneficially owned represents 71.3% of the total outstanding voting power.
12	Type of Reporting Person IN

*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of December 31, 2023. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to nine votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Neptune Max Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person	5	Sole Voting Power 801,904,979 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 801,904,979 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 801,904,979 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 21.7%. See Item 4. *The voting power of the shares beneficially owned represents 71.3% of the total outstanding voting power.
12	Type of Reporting Person CO

*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of December 31, 2023. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to nine votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons First Principles Z Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person	5	Sole Voting Power 4,000 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,000 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.0%. See Item 4. *The voting power of the shares beneficially owned represents 0.0% of the total outstanding voting power.
12	Type of Reporting Person CO

*	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of December 31, 2023. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to nine votes per share on all matters submitted to them for a vote.

Item 1(a).	Name of Issuer:

Waterdrop Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

Item 2(a).	Name of Person Filing:

Peng Shen

Neptune Max Holdings Limited

First Principles Z Holdings Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Peng Shen

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing People’s Republic of China

Neptune Max Holdings Limited

Sertus Chambers, P.O. Box 905, Quastisky Building

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

First Principles Z Holdings Limited

Sertus Chambers, P.O. Box 905, Quastisky Building

P.O. Box 2221, Road Town, Tortola

British Virgin Island

Item 2(c).	Citizenship:

Peng Shen —People’s Republic of China

Neptune Max Holdings Limited —British Virgin Islands

First Principles Z Holdings Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.000005 per share

The Issuer’s ordinary shares consist of Class A ordinary shares, par value of $0.000005 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value of $0.000005 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to nine votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G94656 108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2023:

	Amount beneficially owned		Percent of class (1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Peng Shen	801,908,979	(2)	21.7%	801,908,979	(2)	0	801,908,979	(2)	0
Neptune Max Holdings Limited	801,904,979	(3)	21.7%	801,904,979	(3)	0	801,904,979	(3)	0
First Principles Z Holdings Limited	4,000	(4)	0.0%	4,000	(4)	0	4,000	(4)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on 3,701,622,010 outstanding ordinary shares as a single class as of December 31, 2023, being the sum of 2,899,717,031 Class A Ordinary Shares (excluding 382,539,490 Class A Ordinary Shares, comprising of Class A Ordinary Shares issued to the depositary of the Issuer for bulk issuance of American depositary shares (“ADSs”) and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A Ordinary Shares in the form of ADSs held in treasury), and 801,904,979 Class B Ordinary Shares, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(2)	Includes (i) 801,904,979 Class B Ordinary Share held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Mr. Shen and 1% owned by Mr. Shen. Mr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; and (ii) 4,000 Class A Ordinary Shares directly held by First Principles Z Holdings Limited, a British Virgin Islands company. Mr. Shen acts as the sole director of First Principles Z Holdings Limited.

The registered address of Neptune Max Holdings Limited and First Principles Z Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The voting power of the shares beneficially owned by the reporting person represents 71.3% of the total voting power of all outstanding ordinary shares of the Issuer. The percentage of voting power is calculated based on the aggregate voting power of all Class A Ordinary Shares and Class B Ordinary Shares outstanding as of December 31, 2023.

(3)	Includes 801,904,979 Class B Ordinary Shares directly held by Neptune Max Holdings Limited.

The voting power of the shares beneficially owned by the reporting person represents 71.3% of the total voting power of all outstanding ordinary shares of the Issuer. The percentage of voting power is calculated based on the aggregate voting power of all Class A Ordinary Shares and Class B Ordinary Shares outstanding as of December 31, 2023.

(4)	See note (2).

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1	— Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 4, 2022 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Peng Shen

/s/ Peng Shen

Neptune Max Holdings Limited

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Director

First Principles Z Holdings Limited

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Director

[Signature Page to Schedule 13G/A]